Reign Sapphire Corporation

9465 Wilshire Boulevard

Beverly Hills, CA 90212

October 8, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Mara Ransom, Assistant Director

Re:         Letter dated October 1, 2015 from Mara Ransom, Assistant Director

Reign Sapphire Corporation, a Delaware corporation (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed September 22, 2015 (“Amendment No. 2”)

File No. 333-204486

Dear Ms. Ransom:

We are in receipt of your letter, dated October 1, 2015 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below and, as applicable, supplemental information as requested in the SEC Comment Letter. In addition, contemporaneous with the transmission of this letter, the Company is filing Amendment No. 3 to the original Registration Statement on S-1 Filing (“Amendment No. 3”). Amendment No. 3 revises and supplements the disclosures made in Amendment No. 2 to the Registration Statement on Form S-1 based on certain portions of the comments set forth in the SEC Comment Letter. In those cases where the Company does not believe the comments in the SEC Comment Letter apply to the Company’s facts and circumstances or the Company does not believe an amendment to the registration statement is appropriate, the Company has provided an explanation of its reasoning in the responses below. To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter. We note that your references to “prior comments” in the SEC Comment Letter are to comments made to us in a letter from the SEC that was dated September 10, 2015 (the “September 10, 2015 SEC Letter”).

Dilution, page 20

1.      We note the revisions you made to Dilution in response to comment 5 in our letter dated September 10, 2015. However, the amounts presented do not appear to be correct. Specifically, we note that in computing net tangible book value and net tangible book value per share you have deducted $150,000 of offering costs. However, you disclose estimated offering costs of $165,000 on page 5. Please revise your disclosures under each of the 25%, 50%, 75% and 100% offering scenarios to reflect the full amount of estimated offering costs or advise us why you believe no revision is necessary.

Response No. 1

As requested, in Amendment No. 3 we have revised our disclosures under each of the 25%, 50%, 75% and 100% offering scenarios to reflect the full amount of estimated offering costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Historical Development, page 23

2.      We have reviewed your response to comment 7. It continues to appear that your reliance on the relationships of your CEO with other parties in the industry and your significant outsourcing of your business activities do not constitute a “vertically integrated” business model. Please revise your disclosures to remove references to vertical integration.

Response No. 2

As requested, Amendment No. 3 includes revised disclosures that remove any and all references to “vertical integration”.

Plan of Operations

Plan of Operations, page 27

3.       We have reviewed your response to comment 9. Based on your revisions, you have outlined milestones related solely to marketing and promotional activities, which you estimate at $750,000 over the next 12 months. We note, however, that you have not provided milestones related to the processing, refining, manufacturing, and quality control aspects of your business, which you estimate at $900,000 over the next 12 months. Please revise your disclosures to provide milestones for the breadth of your value chain.

Response No. 3

In Amendment No. 3 we have added disclosures that over the next 12 months we intend to purchase rough sapphires from commercial miners in Australia and process the rough material into cut gemstones and finished jewelry. We have disclosed that the estimated cost of such purchases is $900,000 but that these costs will be recouped upon fulfillment of orders for our finished jewelry.

Description of Business

Products, page 39

4.       We have reviewed your response to comment 13. We understand you rely on the relationships of Mr. Segelman; however, your inventory consists of loose sapphires from only two distinct suppliers, one of which is an affiliate. Please revise your disclosure here to identify your suppliers and the nature of any continuing relationships with these parties, such as the employment status of Mr. Segelman with such parties. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response No. 4

In Amendment No. 3 we have revised our disclosures to identify the two suppliers we have had to date and to describe the nature of any continuing relationships with these parties. Specifically, the following language has been added: “To date, the Company has relied on only two sources of loose sapphires: Mr. Segelman and Sima L. Slavin. Neither the Company nor Mr. Segelman has any continuing business relationship with Sima L. Slavin. Slavin is the owner of 1,200,000 common shares of the Company which are being offered for resale in the secondary offering that is the subject of this registration statement. See “Security Ownership of Principal and Selling Stockholders”.”

* * *

Please also be advised that the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement on Form S-1, including the disclosures in Amendment No. 3. In addition, the Company acknowledges that should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company many not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the preceding information and the changes made in Amendment No. 3 are responsive to the Staff’s comments contained in SEC Comment Letter and we would like to receive acceleration of effectiveness as soon as possible. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is yossi@reignsc.com and my direct telephone number is (323) 556-1875. Assuming that all of the Staff’s comments have been addressed we will then provide the Company’s statement in connection with a request for acceleration.

Respectfully submitted,

REIGN SAPPHIRE CORPORATION

/s/ Joseph Segelman

Joseph Segelman

President and Chief Executive Officer

cc:       Willa Qian, Esq.

            Alan S. Gutterman, Esq.